228 Santa Monica Boulevard Suite 300 Santa Monica, CA 90401	310.434.5400 Fenwick.com
Ran D. Ben-Tzur rbentzur@fenwick.com | 650.335.7613
August 20, 2021
VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission Division of Corporate Finance Office of Technology 100 F Street, NE Washington, DC 20549

Attention:	Jeff Kauten Larry Spirgel Lisa Etheredge Robert Littlepage

Re:	GitLab Inc. Draft Registration Statement on Form S-1 Submitted August 20, 2021 CIK No. 0001653482
Ladies and Gentlemen:
On behalf of GitLab Inc. (the “Company”), we are concurrently transmitting herewith an updated copy of the Company’s Confidential Draft Registration Statement on Form S-1 (CIK No. 0001653482) (the “Updated Registration Statement”), the initial draft of which was originally confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on July 16, 2021 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated August 13, 2021 (the “Letter”) with respect to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1
1.    For context, please disclose your dollar-based net retention rate for fiscal 2020.
The Company has revised its disclosure on page 3 of the Updated Registration Statement.
Risk Factors
We are dependent on sales and marketing strategies..., page 20
2.    Please disclose the number of customers that use your starter and bronze tier product offerings and the percentage of your revenues they generated for the periods presented.

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 20, 2021

The Company has revised its disclosure on page 21 of the Updated Registration Statement to disclose the percentage of revenue generated from its starter/bronze offerings for the periods presented. The Company notes to the Staff that it has discontinued its starter and bronze product offerings. The starter and bronze offerings are not available to new customers. Certain existing customers of the starter/bronze offerings may renew their starter/bronze subscriptions before January 2022 for one more year. As a result, existing users of these offerings will be required to either upgrade to the Company’s paid offerings, switch to its free product or discontinue use. As a result of its discontinuing of these offerings, the Company does not believe that information with respect to the number of customers that use the starter/bronze offerings for historical periods is useful to investors.
We track certain performance metrics..., page 31
3.    Please provide examples of the limitations on your ability to track your performance metrics.
The Company has revised its disclosure on page 31 of the Updated Registration Statement.
A portion of our revenue is generated by sales to government entities..., page 39
4.    Please disclose the percentage of your revenues generated from sales to government entities for the periods presented.
The Company has revised its disclosure on page 39 of the Updated Registration Statement.
The length of our sales cycle can be unpredictable..., page 41
5.    Please disclose the average length of your sales cycle.
The Company notes to the Staff that, as disclosed in the Draft Registration Statement, its sales cycle varies substantially from customer to customer and based on the complexity and sales channel. Accordingly, the Company has revised its disclosure on page 41 of the Updated Registration Statement to provide the average sales cycles for its enterprise customers and small and medium sized organization customers.
We have a limited operating history in China..., page 44
6.    Revise your risk factor to acknowledge that if the PRC government determines that the contractual arrangements part of your VIE structure for your joint venture do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, you could lose control over the assets of your joint venture.
The Company notes to the Staff that the Company’s investment in GitLab Information Technology (Hubei) Co., Ltd. (“JiHu”) is a direct equity investment and does not rely on contractual arrangements of the sort utilized by some issuers investing into industry sectors in China where a direct equity investment is not permitted or not feasible. Therefore, the Company does not believe the risk the Staff has described above is relevant to the Company with respect to its investment in JiHu.  The Company accounts for JiHu as a variable interest entity under ASC Topic 810, Consolidation due it its disproportionate share of JiHu’s voting rights, not due to the Company’s use of contractual arrangements in lieu of a direct equity investment.

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 20, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 74
7.    Please revise your discussion of dollar-based net retention rate to clarify if you include self-managed license revenue in your calculation of ARR and dollar-based net retention rate.
The Company has revised its disclosure on page 74 of the Updated Registration Statement.
Revenue, page 78
8.    You indicate that the increase in revenue from fiscal 2020 to fiscal 2021 was attributable, in part, both to adding new customers and expanding your existing paid customers. Please revise to separately quantify the impact of both factors on revenue for the period presented.
The Company advises the Staff that it does not believe that quantifying revenue between new customers versus existing customers in a particular period is helpful to investors in understanding changes to the Company’s operating results between periods. The Company submits to the Staff that a substantial majority of the Company’s revenue is from subscriptions which are recognized over time. Accordingly, revenue from new customers in the first period of using the platform is oftentimes only a portion of the revenue recognized over the life of the contract. As a result, revenue from new customers in a particular period will be significantly smaller in proportion to revenue from existing customers. Moreover, many of the Company’s customers start with small engagements and expand their usage over time. Instead, the Company believes that the primary drivers of changes in revenue over a period are reflected in the Company’s Dollar-Based Net Retention Rate and the number of customers with at least $100,000 of annual recurring revenue.
Critical Accounting Policies and Estimates
Revenue Recognition, page 83
9.    Please revise your disclosures on page 85 to provide more insight into the inputs and assumptions used in applying the expected cost-plus margin approach to estimate standalone selling price. Please revise to give readers a better sense of the frequency with which you use the expected cost-plus margin approach. We note that subscription revenue from self-managed offerings comprised 75% of total revenue for fiscal 2021 and that self-managed licenses are always sold with post-contract customer support.
The Company has revised its disclosure on page 87 of the Updated Registration Statement.
Business
Our Customers, page 101
10.    Please disclose the number of paying customers for the periods presented.
The Company has revised its disclosure on page 105 of the Updated Registration Statement.
Underwriting, page 144
11.    Please disclose the exceptions to the lock-up agreements with your officers, directors and existing stockholders.

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 20, 2021

The Company will update the Draft Registration Statement in a future submission to disclose the exceptions to the lock-up agreements once the final terms of the lock-up agreements have been determined.
Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11
12.    Please revise your discussion on page F-12 to explain in greater detail how variable consideration arises in your contracts with customers. If variable consideration is material, please also revise to disclose inputs and assumptions for allocation the transaction price to variable consideration. Please refer to ASC 606-10-50-20.
The Company has revised its disclosure on pages 86 and F-12 of the Updated Registration Statement.
13.    Please revise your discussion on page F-13 to more fully explain the type of observable data points used in estimating stand-alone selling price using the expected cost plus margin approach. Please refer to ASC 606-10-50-20(c).
The Company has revised its disclosure on pages 87 and F-13 of the Updated Registration Statement.
17. Subsequent Events, page F-32
14.    Please provide us with a breakdown of the details of all stock-based compensation awards granted since the beginning of fiscal 2022, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
The Company acknowledges the Staff’s comments and sets forth in the below table the stock-based compensation awards granted by the Company subsequent to January 31, 2021, along with the option exercise price and fair value of the underlying common stock used for stock-based compensation expense purposes.

Awards Type	Grant Date	Exercise Price	Fair Value of Common Stock	Shares of Common Stock Underlying Options or RSUs
Options	March 18, 2021	$17.82	$17.82	4,570,061
Options	April 20, 2021	$17.82	$17.82	160,995
Options	May 17, 2021	$17.82	$17.82	1,500,000
RSUs	May 17, 2021	Note 1	Note 1	3,000,000
Options	June 17, 2021	$18.90	$18.90	824,807
Note 1. In May 2021, the Company granted RSUs covering 3,000,000 shares to Mr. Sijbrandij, our Chief Executive Officer, subject to service and performance conditions based on the achievement of eight separate stock price hurdles/tranches and subject to a liquidity event. The Company estimated an aggregate grant date fair value of RSUs of $6.1 million, determined utilizing a Monte Carlo valuation model.

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 20, 2021

The Company advises the Staff that as disclosed in the Draft Registration Statement, the Company has historically granted stock options for which the fair value is estimated using the Black-Scholes option-pricing model. The fair value of the Company’s common stock underlying the Company’s option awards has been determined by the Company’s board of directors (the “Board”) based on several factors, with input from management and contemporaneous third-party valuations (each individually a “Valuation Report” or, collectively, the “Valuation Reports”). The Company refers the Staff to the sections captioned “Stock-Based Compensation” and “Common Stock Valuations” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 87 to 89 of the Updated Registration Statement for an explanation of the factors considered by the Company in determining the fair value of its common stock.
Beginning with the January 31, 2020 Valuation Report, in anticipation of a potential initial public offering (“IPO”), the equity value of the Company was determined through the guideline public company (“GPC”) method under the market approach, which was then allocated to the Company’s common stock using a hybrid probability-weighted expected return (“PWERM”) and option-pricing model (“OPM”), hereinafter referred to as the “Hybrid PWERM.” The Hybrid PWERM approach involves the estimation of future liquidity scenarios for the Company, as well as values and probabilities associated with each respective potential outcome.
The following presents how the Company determined the valuation of its common stock for financial reporting purposes.
March through June 2021 Grants
For purposes of determining the fair value of the Company’s common stock for the option awards granted from March through June 2021, the Company relied in part on a March 1, 2021 and June 1, 2021 Valuation Reports.
The table below summarizes the assumptions reflected in the March 2021 Valuation Report:

IPO scenario results
IPO date	September 30, 2021	March 31, 2022	June 30, 2022
Fully marketable value: IPO price (rounded)	$37.00	$43.00	$43.00
DLOM	12%	14%	15%
Fair market value	$28.58	$29.05	$27.16
Weighted fair market value	$27.43	$27.70	$25.58
Percentage weighting	20%	70%	10%
Concluded IPO fair market value			27.43

PWERM results	IPO scenario	Secondary transaction	Going concern scenario
Fair market value	$27.43	$40.00	$8.27
Percentage weighting	25%	15%	60%
Concluded fair market value			$17.82

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 20, 2021

The table below summarizes the assumptions reflected in the June 2021 Valuation Report:

IPO scenario results
IPO date	September 30, 2021	March 31, 2022	June 30, 2022
Fully marketable value: IPO price (rounded)	$37.00	$42.00	$42.00
DLOM	10%	13%	14%
Fair market value	$30.93	$30.36	$28.39
Weighted fair market value	$29.67	$28.92	$27.04
Percentage weighting	20%	70%	10%
Concluded IPO fair market value			$28.88

PWERM results	IPO scenario	Secondary transaction	Going concern scenario
Fair market value	$28.88	$40.00	$9.47
Percentage weighting	25%	15%	60%
Concluded fair market value			$18.90
The Valuation Report utilized the Hybrid PWERM approach in order to allocate the equity value, determined through the GPC method under the market approach for the various scenarios, to each ownership class for each scenario. In May 2021, the Company commenced discussions with underwriters surrounding a potential IPO. As the Company experienced accelerated demand and favorable market reaction to its products, expansion into various markets and a resulting increase in revenue domestically and internationally, the Company considered the possibility of an IPO exit event in calendar year 2021.
The increase in the fair value per share of the Company’s common stock between the March 1, 2021 and June 1, 2021 Valuation Reports was driven by the Company’s continued growth and expansion, and discussions with underwriters in May 2021 surrounding an IPO.
The Discount for Lack of Marketability (“DLOM”) decreased from a weighted average of 13.7% in the March 1, 2021 Valuation Report to 12.5% in the June 1, 2021 Valuation Report as a result of the shorter time to exit.
In addition, secondary transactions that were executed in December 2020 were also considered in determining the fair value of the Company’s common stock in the March 2021 Valuation Report and June 2021 Valuation Reports as the transactions represented a sale between knowledgeable and willing investors. Secondary transactions of 3,887,156 shares of the Company’s common stock and 556,816 shares exercised upon vesting of options to purchase the Company’s common stock were executed in December 2020. A 15% weighting was given to the secondary transactions at the price of $40.00 per share of common stock, as these secondary transactions represented in aggregate only 3% of the total fully diluted shares outstanding of the Company at the valuation date.
The concluded fair value was $17.82 and $18.90 per share of common stock on the March 2021 and June 2021 Valuation report, respectively.

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 20, 2021

General
15.    We note that you are a remote-only company and do not maintain a headquarters. Please tell us how you will facilitate compliance with, for example, Securities Exchange Act Rules 14a-8 and 14d-3(a)(2)(i).
The Company acknowledges the Staff’s comment and will use an email address, reach.gitlab@gitlab.com, to facilitate stockholder communications, including for purposes of Rules 14a-8 and 14d-3(a)(2)(i). The Company has revised its disclosure on the cover page of the Updated Registration Statement to disclose that stockholder communications will be facilitated through such email address.
16.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Company will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (“Securities Act”), that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

U.S. Securities and Exchange Commission
Division of Corporate Finance
August 20, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7613, or James Evans at (206) 389-4559.

Sincerely,

FENWICK & WEST LLP

/s/ Ran D. Ben-Tzur

Ran D. Ben-Tzur

cc:	Sytse Sijbrandij, Chief Executive Officer
Brian Robins, Chief Financial Officer
Robin J. Schulman, Chief Legal Officer and Corporate Secretary
GitLab Inc.

Cynthia Hess, Esq.
James Evans, Esq.
Aman Singh, Esq.
Ryan Mitteness, Esq.